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
                                 UNITED STATES                     OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549                OMB Number:  3235-0145
                                 SCHEDULE 13D/A                    Expires:  August 31, 1999
                   Under the Securities Exchange Act of 1934       Estimated average burden
                               (Amendment No. 8)*                  hours per form  14.90
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                             The McClatchy Company
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                               (Name of Issuer)

                             Class A Common Stock
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                        (Title of Class of Securities)

                                 579489  10  5
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                                (CUSIP Number)

                          Karole Morgan-Prager, Esq.
                    Vice President and Corporate Secretary
                             The McClatchy Company
                         2100 Q Street, P.O. Box 15779
                             Sacramento, CA  95952
                                (916) 321-1828
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(Name, address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               February 14, 2000
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
-------------------------                                   --------------------
 CUSIP No. 579489 10 5                                        Page 2 of 7 Pages
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         1    NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              James B. McClatchy
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         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [_]
                                                                    (b)  [X]
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         3    SEC USE ONLY
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         4    SOURCE OF FUNDS (See Instructions)

              Not applicable
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         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                        [_]
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         6    CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
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                                 7   SOLE VOTING POWER
                                    2,317,972
                         -------------------------------------------------------
       NUMBER OF                8   SHARED VOTING POWER
        SHARES
     BENEFICIALLY                   12,949,527
       OWNED BY          -------------------------------------------------------
         EACH                   9   SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                      2,317,972
         WITH            -------------------------------------------------------
                               10   SHARED DISPOSITIVE POWER

                                    12,949,527
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         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              15,267,499
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         12   CHECK BOX IF THE AGGREGATE SHOWN IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                  [_]
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         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              48.0
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         14   TYPE OF REPORTING PERSON (See Instructions)
              IN
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                                   (2 of 7)

     James B. McClatchy hereby amends his statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the "Commission") on February 1, 1990 and as amended, relating to his beneficial ownership of the Class A Common Stock, $0.01 par value per share (the "Class A Common Stock"), of The McClatchy Company:

Item 1.  Security and Issuer

     No amendment.

Item 2.  Identity and Background

     No amendment.

Item 3.  Source and Amount of Funds or Other Consideration

     No amendment.

Item 4.  Purpose of Transaction

     No amendment.

Item 5.  Interest in Securities of the Issuer

       (a) The aggregate number of shares of Class A Common Stock of The McClatchy Company beneficially owned by James B. McClatchy is 15,267,999 and the percentage of the Class A Common Stock beneficially owned is approximately 48.0, based on the most recently available filing with the Securities and Exchange Commission by The McClatchy Company.

       (b) The number of shares of Class A Common Stock as to which James B. McClatchy has:

            (i)   Sole power to vote or direct the vote:  2,317,972;

            (ii)  Shared power to vote or direct the vote:  12,949,527;

            (iii) Sole power to dispose or direct the disposition of: 2,317,972;

            (iv)  Shared power to dispose or direct the disposition of:
                  12,949,527.

            Of the 15,267,999 shares noted above: (1) 12,500,000 shares of Class B Common Stock are held under five separate trusts each with 2,500,000 shares and different income beneficiaries. James B. McClatchy, William Ellery McClatchy, William K. Coblentz, William M. Roth and Erwin Potts share joint voting and investment control with respect to these trusts. The filing of this Schedule 13D/A shall not be construed as an admission that James B. McClatchy is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of 10,000,000 of these shares; and (2) 449,527 shares of Class B Common Stock are held in a trust over which James B. McClatchy, William Ellery McClatchy and William K. Coblentz share joint voting and investment control as co-trustees of a trust established under the will of Charles K. McClatchy. The filing of this Schedule 13D/A shall not be construed as an admission that James B. McClatchy is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of these shares.

                                   (3 of 7)

          The following information applies to those persons with whom the power to vote, direct the vote, dispose of or direct the disposition of is shared:

               (A)   Name:  William K. Coblentz

               (B) Residence or business address: 222 Kearny Street, 7/th/ Floor, San Francisco, California 94108.

               (C) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: William
                     K. Coblentz is an attorney at law and senior partner in the law firm (professional corporation) of Coblentz, Patch, Duffy & Bass, with offices located at 222 Kearny Street, San Francisco, California 94108.

               (D) During the last five years, William K. Coblentz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (E) During the last five years, William K. Coblentz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (F)   Citizenship:  United States.

               ____________________

               (A)   Name:  William Ellery McClatchy

               (B) Residence or business address: The McClatchy Company, 2100 "Q" Street, P.O. Box 15779, Sacramento, California 95852.

               (C) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:
                     Retired.

               (D) During the last five years, William Ellery McClatchy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (E) During the last five years, William Ellery McClatchy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (F)   Citizenship:  United States.

               ____________________

               (A)   Name:  William M. Roth.

                                   (4 of 7)

               (B) Residence or business address: 57 Post Street, Suite 812, San Francisco, California 94104-5027.

               (C) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:
                     Retired.

               (D) During the last five years, William M. Roth has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (E) During the last five years, William M. Roth has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (F)   Citizenship:  United States.

               --------------------

               (A)   Name:  Erwin Potts.

               (B) Residence or business address: The McClatchy Company, 2100 "Q" Street, P.O. Box 15779, Sacramento, California 95852.

               (C) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:
                     Chairman of the Board of Directors of The McClatchy Company, with principal executive offices at 2100 "Q" Street, P.O. Box 15779, Sacramento, California 95852.

               (D) During the last five years, Erwin Potts has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (E) During the last five years, Erwin Potts has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (F)   Citizenship:  United States.

     (c)  None.

     (d)  Only those persons identified in Item 5(b) above.

     (e)  Not applicable.

Item. 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

                                   (5 of 7)

Item 7.  Material to be Filed as Exhibits

     None.

                                   (6 of 7)

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 19, 2000              /s/ James B. McClatchy
                                    ----------------------------------
                                    Signature

                                    James B. McClatchy
                                    ----------------------------------
                                    Name/Title

                                   (7 of 7)